SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Brass Eagle Inc.
(Name of Subject Company)

Brass Eagle Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value
(Title of Class of Securities)

10553F106
(CUSIP Number of Class of Securities)

John D. Flynn
Brass Eagle Inc.
1201 S.E. 30th Street
Bentonville, Arkansas 72712
(479) 464-8700

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with copies to:

Craig R. Martahus
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500

[	]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by Brass Eagle Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 4, 2003 relating to the exchange offer by K2 Inc., a Delaware corporation (“K2”), to acquire each issued and outstanding share of common stock, $0.01 par value, of the Company (the “Shares”) in exchange for 0.6036 of a share of common stock, par value $1.00 per share, of K2, including the associated preferred share purchase rights, upon the terms and subject to the conditions set forth in K2’s Prospectus, dated November 4, 2003, and in the related Letter of Transmittal.

     Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings ascribed to such terms in the Schedule 14D-9. The Schedule 14D-9 is hereby amended and supplemented as set forth below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     The section of Item 3 entitled “Company Success Bonus Program” is hereby amended and restated to read in its entirety as follows:

Company Success Bonus Program. On November 19, 2002, the Compensation Committee of the Board of Directors of the Company approved a Success Bonus Program, pursuant to which eight current members of the Company’s management team are to be paid an aggregate of $975,000 upon a successful sale of the Company led by the management team. Under the Success Bonus Program, the following members of the Company’s management team are to be paid the following amounts as of the completion of the Merger: E. Lynn Scott, $300,000; J.R. Brian Hanna, $125,000; Steven R. DeMent, $100,000; Steve Cherry, $100,000; Charles Prudhomme, $100,000; John D. Flynn, $100,000; Mark Skrocki, $100,000; and David Armstrong, $50,000.

On November 26, 2003, the Company and K2 agreed to amend the Success Bonus Program so that the bonuses payable to the Company’s management team under the Program will not be payable automatically upon the completion of the Merger but will be payable upon the achievement by the Company of certain financial thresholds for the six-month period ended June 30, 2004 and the twelve-month period ended December 31, 2004. In addition, the aggregate amount payable to the management team, subject to the achievement of the financial thresholds for the two periods, has been increased to $1,475,000.

Item 4. The Solicitation or Recommendation.

     The section of Item 4 entitled “Reasons for the Recommendation of Our Board of Directors” is hereby amended to include the following paragraph as the penultimate paragraph of that section:

In connection with its deliberations relating to the Merger Agreement, the Offer and the proposed Merger, our Board considered the aggregate payment of $975,000 that would become payable to eight members of the Company’s management team upon the completion of the proposed Merger. Our Board discussed K2’s reduction of the per share consideration to be offered to our stockholders from $10.25 to $10.17 in shares of K2 common stock as a result of the payments that would be required under the Success Bonus Program. Our Board concluded, after negotiations were undertaken to resist the reduction, that the reduction should be accepted. Our Board was aware that the Compensation Committee of our Board approved the Success Bonus Program on November 19, 2002. The Compensation Committee had concluded, and our Board subsequently concurred, that the Success Bonus Program was necessary to retain the Company’s management team, particularly in light of the efforts undertaken since 1999 to sell the Company and consider other strategic alternatives and the uncertainty that this could create in the minds of key managers who might be presented with other attractive job or business opportunities. In light of these factors and despite the reduction of the per share consideration to be offered to our stockholders, our Board determined that the Merger Agreement, the Offer and the proposed Merger are advisable, fair to and in the best interests of the Company and our stockholders.

Item 6. Interest in Securities of the Subject Company.

Item 6 of the Schedule 14D-9 is hereby amended to read in its entirety as follows:

On October 17, 2003, the five non-employee directors on the Company’s board, which includes Anthony J. Dowd, Richard W. Hanselman, Robert Sarrazin, Miles C. Schmidt and Gregory H. Wold, each received from the Company a grant of 297 Shares as the regular quarterly installment of their annual fee for service as a director. Each of these grants was reported on a Form 4 filed with the Securities and Exchange Commission.

Except as set forth in this Statement, no transactions in Shares have been effected by the Company or, to the knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company during the 60 days prior to the commencement of the Offer.

Item 9. Material to be Filed as Exhibits.

Exhibit
No.	Description

(e)(17)	Success Bonus Agreement, dated as of November 26, 2003, by and among the Company, K2, Acquisition Sub and eight members of the Company’s management.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRASS EAGLE INC.

Dated: November 28, 2003	By: /s/ E. Lynn Scott Name: E. Lynn Scott Title: President and Chief Executive Officer

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